Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577

KIMBER ANNOUNCES PUBLIC OFFERING OF COMMON SHARES IN THE U.S.

December 15, 2009

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) (“Kimber” or the “Company”) is pleased to announce that it has filed a preliminary prospectus supplement dated December 15, 2009 (the “Preliminary Prospectus Supplement”) with the United States Securities and Exchange Commission in respect of an offering of its common shares (the “Offered Shares”) in the United States (the “Offering”).  The Preliminary Prospectus Supplement supplements Kimber’s registration statement on Form F-3 (Registration No. 333-151417) filed on June 4, 2008, which became effective on November 18, 2008.  Kimber has engaged Scarsdale Equities LLC to act as sole placement agent in respect of the Offering, which is being undertaken on a reasonable best efforts basis.  The size of the Offering and the price of the Offered Shares will be determined in the context of the market prior to the filing of the final prospectus.  Participation in the offering is limited to residents of the United States.

Kimber has also filed a preliminary short form prospectus with the securities commissions of British Columbia, Alberta and Ontario in respect of the distribution of the Offered Shares although no Offered Shares will be offered or sold in any province or territory of Canada.

The Offering is subject to certain customary terms and conditions, including regulatory, NYSE Amex and Toronto Stock Exchange approval.

Kimber anticipates applying the net proceeds of the Offering:

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to complete a Preliminary Economic Assessment of the Carmen and Veta Minitas deposits of the Monterde project;

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to carry out an initial drill program at the Pericones project;

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to carry out a possible drill program at the Monterde project;

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to the further exploration and development of our currently held properties and potentially the acquisition of new properties; and

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for general corporate purposes.

Copies of the Preliminary Prospectus Supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov., or from the placement agent at:

Attention: Prospectus Department

Scarsdale Equities LLC

10 Rockefeller Plaza, Suite 720

New York, New York 10020

Telephone: 646-825-4624

E-mail: prospectus@scarsdale-equities.com

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Kimber

Kimber is a mineral resource exploration company that owns mineral concessions in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property.   In addition, the Company has a 100% interest in the mineral concessions of its Pericones property.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings, CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Email: news@kimberresources.com

Forward looking statements

This press release may contain or refer to "forward-looking information" and “forward-looking statements” within the meaning of applicable United States and Canadian securities laws, which may include, but is not limited to, statements with respect to the prospective offering and proceeds from this offering, anticipated use of proceeds, regulatory approval of our planned offering and other plans, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, risks related to the completion of the offering, availability of financing, use of proceeds and the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available  at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We do not undertake to update forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Kimber Resources uses certain terms in its public disclosure, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.